United States securities and exchange commission logo





                               November 13, 2023

       Jack Stover
       Chief Executive Officer
       NorthView Acquisition Corporation
       207 West 25th St, 9th Floor
       New York, NY 10001

                                                        Re: NorthView
Acquisition Corporation
                                                            Amendment No. 5 to
Registration Statement on Form S-4
                                                            Filed October 30,
2023
                                                            File No. 333-269417

       Dear Jack Stover:

            We have reviewed your amended registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 23, 2023 letter.

       Amendment No. 5 to Registration Statement on Form S-4 filed October 30, 2023

       Impact of the Business Combination and Convertible Securities on New Profusa's Public Float,
       page 7

   1. We note your disclosure on page 151 relating to the updated PIPE transaction. Please disclose whether the
SPAC   s sponsors, directors, officers or their affiliates will participate in the private
placement and the per share consideration as of a recently practicable date that includes the
133,333 Inducement Shares to be transferred to the PIPE investors.
                                                        Please also highlight
material differences in the terms and price of securities issued at the time of the IPO as
compared to private placements contemplated at the time of the business combination.
 Jack Stover
FirstName
NorthViewLastNameJack     Stover
            Acquisition Corporation
Comapany 13,
November   NameNorthView
              2023           Acquisition Corporation
November
Page 2    13, 2023 Page 2
FirstName LastName
The Background of the Business Combination, page 106

2.       We note your deletion on page 122 of disclosure relating to H.C.
Wainwright   s role as
         Profusa   s financial advisor in connection with the merger, HCW   s
preparation of
         Profusa   s initial financial projections, and the fees that HCW will receive for its services.
         Please restore this disclosure or advise why this disclosure is no longer applicable to your company.
Revenue Assumptions, page 124

3. We note your revised disclosure on pages 124 and 125 relating to the annual growth rates of revenue for the Lumee Oxygen and Lumee Glucose products, specifically the significant changes for the expected growth rate of revenue for 2025 from 247% to 291%
         for Lumee Oxygen and from 719% to 5,873% for Lumee Glucose. Please explain the reasons underlying such changes in the projected revenue growth rate for 2025.
Basis of Revenue Assumption, page 125

4. We note your disclosure that "[d]evelopment of the revenue estimates for Lumee Oxygen and Lumee Glucose relied on calculations of the total addressable market available to potential penetration by both products." Please revise your disclosure here to include the estimates of total addressable market for both Lumee Oxygen and Lumee Glucose, potential penetration rates, and how these estimates were used to develop the revenue estimates for both Lumee Oxygen and Lumee Glucose for the periods presented in the projections. Include any relevant assumptions underlying your total addressable market estimates and potential penetration calculations.
Management assessment that growth rates are reasonable, page 126

5.       We note your disclosure on page 126 that the Lumee Glucose revenue numbers were
         cross-referenced and viability-checked with the patient launch numbers
for Abbott   s
         Freestyle Libre CGM system. You also disclose that Abbott was used as a reference point since it is a recent entrant to the market and its numbers are indicated in Wall Street sell-
         side analyst coverage. Please revise to disclose Abbott's patient launch numbers, discuss whether any other competitors meeting this criteria were excluded from the analysis, and explain how Profusa used Abbott as a reference to determine the projected revenue numbers for Lumee Glucose.
Description of the Transactions, page 150

6.       We note your disclosure on page 115 that pursuant to a non-binding term sheet,
         NorthView, Profusa and Arena are expected to enter into an agreement that would allow
         Arena to purchase up to $150 million of New Profusa common stock and a $3,500,000 commitment fee payable to Arena by New Profusa within 30 calendar days of the closing in cash, stock, or a combination of both. Please revise your disclosure throughout the
 Jack Stover
FirstName
NorthViewLastNameJack     Stover
            Acquisition Corporation
Comapany 13,
November   NameNorthView
              2023           Acquisition Corporation
November
Page 3    13, 2023 Page 3
FirstName LastName
         prospectus to address the following issues:

                Please revise your filing where appropriate to disclose the number of shares of New
              Profusa stock issuable to Arena under the agreement, if estimable, as of a recently practicable date, including shares issuable to pay the commitment fee. Make conforming changes throughout your filing, including to your risk factor disclosure, to describe the potential dilution to shareholders from the issuance of these shares.

                You also disclose that Arena and Profusa entered into the non-binding term sheet after a series of discussions regarding the terms of a potential financing arrangement.
              Please revise your disclosure on page 115 and elsewhere in the prospectus to clearly discuss the evolution of the proposed financing arrangement, including the reasons for such terms, each party's position on such issues, the proposals and counter-
              proposals made during the course of negotiations, and how you reached agreement on the final terms and conditions.

                Please clarify when the parties entered into the non-binding term sheet and expand your disclosure to discuss the key terms and conditions proposed in the term sheet and definitive agreement.

                To the extent that you enter into a binding term sheet or other agreement for the financing arrangement with Arena, please disclose the potential impact of those securities on non-redeeming shareholders, including in your sensitivity analysis.

                We also refer to your disclosure that New Profusa is expected to enter into a $2 million loan agreement with Arena that is expected to mature six months after the closing of the business combination. Please clarify whether NorthView and Profusa have entered into any agreement with Arena with respect to the loan agreement.

         Please file the term sheet and any other agreements entered into with Arena as exhibits to the prospectus or explain why you believe you are not required to do so. Refer to Item
         601(b)(10) of Regulation S-K.
Unaudited Pro Forma Condensed Combined Financial Information, page 150

7. We note that it is necessary for the APAC Joint Venture transaction to close in order for
         Profusa's conditional waiver of the Minimum Cash Amount to be effective. Please address the following:

                You will transfer 60% of the APAC Joint Venture share capital to Tasly. Please help us understand the impact of this transfer and how it is reflected on your pro forma financial information. Ensure you clarify what assets and liabilities will be included as part of this entity and therefore would be included as part of the transfer. Explain whether or not you have historically incurred any expenses that would be reflected in this entity on an ongoing basis;
 Jack Stover
NorthView Acquisition Corporation
November 13, 2023
Page 4

                Disclose how you will account for your remaining 40% investment in this entity and how the investment is reflected in your pro forma financial information;

                Disclose the specified time period for the exclusive license that will be granted to the
              Joint Venture;

                Explain your basis for reflecting the $6 million amount to be received from Tasly as deferred revenue; and

                Address the need to revise your diagrams on page 8 to reflect the Joint
              Venture within the ownership structure of New Profusa immediately after the
              Business Combination.
8. We not that Profusa will convert a $1.5 million bridge loan into 375,000 shares of New
         Profusa Common Stock, and NorthView and Profusa will cause an aggregate of 300,000
         Inducement Shares to be transferred to the bridge loan note holders, for a total of 675,000 shares. Please clarify in your disclosures how these transactions are reflected in your pro forma financial information.
9. We note multiple debt-related transactions reflected on the pro forma balance sheet that do not appear to be reflected in your consideration of adjustment (cc) to interest expense. For example, the issuance of the Convertible Bridge Loan in adjustment (u) and the issuance of the Arena Senior Secured Note in adjustment (v). Please advise or revise your pro forma financial information, as necessary.
Proposal 8 - The NTA Requirement Amendment Proposal
Reliance on Rule 3a51-1(a)(2), page 185

10. We note that your proposed amendment to the Memorandum and Articles of Association eliminates the limitation that you may not redeem public shares to the extent such redemption would result in you having net tangible assets of less than $5,000,001. We further note your disclosure that you intend to rely on the exclusion from the penny stock rules set forth in Rule 3a51-1(a)(2) of the Exchange Act as a result of your securities being listed on Nasdaq. However, if the amount in the trust falls below $5,000,001 as a result of redemptions, you would likely no longer meet the Nasdaq listing standards. At that point it is possible you would become a penny stock. Please revise here and elsewhere as appropriate to clearly discuss the impact that the trust falling below $5,000,001 would have upon your listing on Nasdaq and discuss the consideration given to this possibility in your determination that this provision is no longer needed to avoid the definition of penny
FirstName LastNameJack Stover
       stock. Please provide clear disclosure that removal of this provision could result in your
Comapany    NameNorthView
       securities falling withinAcquisition  Corporation
                                  the definition of penny stock and clearly
discuss the risk to you
       and 13,
November    investors  if your
                2023 Page   4 securities were to fall within the definition of
penny stock.
FirstName LastName
 Jack Stover
FirstName
NorthViewLastNameJack     Stover
            Acquisition Corporation
Comapany 13,
November   NameNorthView
              2023           Acquisition Corporation
November
Page 5    13, 2023 Page 5
FirstName LastName
Liquidity and Capital Resources, page 240

11. We note your disclosure on page 241 that you entered into a Senior Secured Convertible
         Promissory Note Financing Summary of Terms and Conditions for the issuance of up to
         $3 million of senior secured convertible promissory notes of Profusa. You also disclose on page 151 that immediately prior to closing, Profusa will convert a $1.5 million bridge loan into 375,000 shares of New Profusa common stock and transfer 300,000 Inducement
         Shares, or a total of 675,000 shares, to bridge loan note holders. Please expand your disclosure of the convertible bridge loan to include a summary of the material terms of this bridge loan, including when you entered into such bridge loan term sheet, whether any other agreements were entered into with respect to the bridge loan, and any restrictive covenants applicable to you. Please also file the convertible bridge loan term sheet as an exhibit, or in the alternative, please tell us why you believe you are not required to file the loan term sheet. Refer to Item 601(b)(10) of Regulation S-K.
Certain Relationships and Related Person Transactions, page 250

12. We note your disclosure on page 250 relating to the amendment to the Binding Term
         Sheet for the APAC Joint Venture. Please revise to disclose when the amendment was entered into and expand your disclosure of the material terms of the binding term sheet.
         By way of example only, please disclose the term of the exclusive license and the royalty term, the termination provision, and clarify that the issuance of ordinary shares of the JV of an aggregate value of $10 million is an up-front, lump-sum consideration of the license.
13. We note your disclosure on page 251 that Profusa entered into the June 2023 Convertible
         Loan with Tasly under which Profusa may borrow up to $1.6 million, and of which $1 million was borrowed on June 26, 2023, and that the loan matured on September 30, 2023,
         subject to the parties    decision to extend. You also disclose on
page 4 and elsewhere in the
         prospectus that Tasly will purchase 60% of the share capital of the APAC Joint Venture from Profusa for $6 million, of which $1.6 million has been received through the date of this proxy statement/prospectus. Please revise to clarify the aggregate amount borrowed under this loan agreement to date, describe any applicable restrictive covenants and the status of the loan since its maturation date on September 30, 2023. Please also file the loan agreement as an exhibit to the prospectus or provide your analysis as to why it would not be required under Item 601(b)(10) of Regulation S-K.
Management and Board of Directors, page 264

14. We note your disclosure that "[t]he following table sets forth the persons NorthView and
         Profusa anticipate will become the directors and executive officers of New Profusa," but it appears that you have removed this table. Please revise or advise. Jack Stover
FirstName
NorthViewLastNameJack     Stover
            Acquisition Corporation
Comapany 13,
November   NameNorthView
              2023           Acquisition Corporation
November
Page 6    13, 2023 Page 6
FirstName LastName
       Please contact Nudrat Salik at 202-551-3692 or Jeanne Baker at 202-551-3691 if you
have questions regarding comments on the financial statements and related matters. Please contact Jane Park at 202-551-7439 or Katherine Bagley at 202-551-2545 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Industrial
Applications and
                                                         Services
cc:      Ralph V. De Martino, Esq.